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                                                                    Exhibit 12.1


                       RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratios of earnings to fixed charges and preferred distributions by dividing income from continuing operations, plus fixed charges, plus amortization of capitalized interest, plus distributed income of equity investees, less earnings of equity investees, less interest capitalized, by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt premiums, discounts and issuance costs and preferred distributions.

The ratio of earnings to fixed charges was 1.16X for the year ended December 31, 2001, compared to 1.83X for the year ended December 31, 2000 and compared to 2.47X for the year ended December 31, 1999. The decrease for the year ended December 31, 2001 compared to December 31, 2000 is primarily due to the incurrence of severance and merger expenses in 2001, offset by increased earnings from additional investments in real estate as discussed in the "Results of Operations" above.